UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Gorilla Technology Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G4000K100

(CUSIP Number)

July 13, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G4000K100	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Rivetel Inv. Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwanese
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0(1)(2)
	6	SHARED VOTING POWER 8,367,875 (1)(2)
	7	SOLE DISPOSITIVE POWER 0(1)(2)
	8	SHARED DISPOSITIVE POWER 8,367,875 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,367,875(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5%(1)(2)(3)
12	TYPE OF REPORTING PERSON
IV

(1)	Represents (i) 1,662,539 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Gorilla Technology Group Inc. (the “Issuer”) held by Rivetel Inv. Co., Ltd (“Rivetel”), (ii) 4,436,452 Ordinary Shares held by K-May Inv. Ltd. (“K-May”), and (iii) 2,268,884 Ordinary Shares held by Reich Holding Co., Ltd (“Reich”). K-May is a wholly-owned subsidiary of April Dew Co., Ltd., which is a wholly-owned subsidiary of Sun Finance International Inc. (“Sun”) whose sole director controls the entity. Reich is a wholly-owned subsidiary of Rivetel. Rivetel is controlled by its sole director/chairman, Mr. Chang-Yi Hsu. Sun’s sole director entered into an arrangement with Mr. Chang-Yi Hsu granting him exclusive voting and dispositive power over the 4,436,452 Ordinary Shares held by K-May. Reich is controlled by its sole director, Rivetel.

(2)	Rivetel may be deemed to have shared voting and dispositive power over the (i) 1,662,539 Ordinary Shares held by Rivetel, (ii) 4,436,452 Ordinary Shares held by K-May, and (iii) 2,268,884 Ordinary Shares held by Reich.

(3)	The percentage reported in this Schedule 13G is based upon 72,718,474 Ordinary Shares outstanding according to the Form 6-K filed by the Issuer on July 19, 2022.

SCHEDULE 13G

CUSIP No.	G4000K100	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Chang-Yi Hsu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwanese
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0(1)(2)
	6	SHARED VOTING POWER 8,367,875 (1)(2)
	7	SOLE DISPOSITIVE POWER 0(1)(2)
	8	SHARED DISPOSITIVE POWER 8,367,875 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,367,875(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5%(1)(2)(3)
12	TYPE OF REPORTING PERSON
IN

(1)	Represents (i) 1,662,539 Ordinary Shares held by Rivetel, (ii) 4,436,452 Ordinary Shares held by K-May, and (iii) 2,268,884 Ordinary Shares held by Reich. K-May is a wholly-owned subsidiary of April Dew Co., Ltd., which is a wholly-owned subsidiary of Sun whose sole director controls the entity. Reich is a wholly-owned subsidiary of Rivetel. Rivetel is controlled by its sole director/chairman, Mr. Chang-Yi Hsu. Sun’s sole director entered into an arrangement with Mr. Chang-Yi Hsu granting him exclusive voting and dispositive power over the 4,436,452 Ordinary Shares held by K-May. Reich is controlled by its sole director, Rivetel.

(2)	Mr. Chang-Yi Hsu may be deemed to have shared voting and dispositive power over the (i) 1,662,539 Ordinary Shares held by Rivetel, (ii) 4,436,452 Ordinary Shares held by K-May, and (iii) 2,268,884 Ordinary Shares held by Reich.

(3)	The percentage reported in this Schedule 13G is based upon 72,718,474 Ordinary Shares outstanding according to the Form 6-K filed by the Issuer on July 19, 2022.

SCHEDULE 13G

CUSIP No.	G4000K100	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON K-May Inv. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwanese
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,436,452(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,436,452(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,436,452(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%(1)(2)(3)
12	TYPE OF REPORTING PERSON
IV

(1)	Represents 4,436,452 Ordinary Shares held by K-May. K-May is a wholly-owned subsidiary of April Dew Co., Ltd., which is a wholly-owned subsidiary of Sun whose sole director controls the entity. Sun’s sole director entered into an arrangement with Mr. Chang-Yi Hsu granting him exclusive voting and dispositive power over the 4,436,452 Ordinary Shares held by K-May.

(2)	K-May may be deemed to have shared voting and dispositive power over the 4,436,452 Ordinary Shares held by K-May.

(3)	The percentage reported in this Schedule 13G is based upon 72,718,474 Ordinary Shares outstanding according to the Form 6-K filed by the Issuer on July 19, 2022.

Page 5 of 7 Pages

Explanatory Note:

This Schedule 13G is filed by Rivetel, Mr. Chang-Yi Hsu, and K-May (collectively, the “Reporting Persons”) with respect to the Ordinary Shares of the Issuer.

Item 1(a).	Name of Issuer

Gorilla Technology Group Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

7F, No.302, Ruey Kuang Road, Neihu, Taipei 114720, Taiwan, R.O.C.

Item 2(a).	Name of Person(s) Filing

Rivetel Inv. Co., Ltd

Mr. Chang-Yi Hsu

K-May Inv. Ltd.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The business address of Rivetel is 1F., No. 106, Ln. 737, Sec. 1, Neihu Rd., Neihu Dist., Taipei City, Taiwan (R.O.C.).

The business address of Mr. Chang-Yi Hsu is 1F., No. 106, Ln. 737, Sec. 1, Neihu Rd., Neihu Dist., Taipei City, Taiwan (R.O.C.).

The business address of K-May is 1F., No. 106, Ln. 737, Sec. 1, Neihu Rd., Neihu Dist., Taipei City, Taiwan (R.O.C.).

Item 2(c).	Citizenship

Rivetel Inv. Co., Ltd - Taiwanese.

Mr. Chang-Yi Hsu - Taiwanese.

K-May Inv. Ltd. - Taiwanese.

Item 2(d).	Title of Class of Securities

Ordinary shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number

G4000K100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable, this statement is filed pursuant to 13d-1(c).

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Page 6 of 7 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

As noted above, Reich is a wholly-owned subsidiary of Rivetel.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2022

RIVETEL INV. CO. LTD.

By:	/s/ Chang-Yi Hsu
Name:	Chang-Yi Hsu
Title:	Chairman

K-MAY INV. LTD.

By:	/s/ Chang-Yi Hsu
Name:	Chang-Yi Hsu
Title:	Authorized Signatory

/s/ Chang-Yi Hsu
Name:	Chang-Yi Hsu